As filed with the Securities and Exchange Commission on November 7, 2013
Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM S-8
REGISTRATION STATEMENT
Under
The Securities Act of 1933
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FALCONSTOR SOFTWARE, INC.

Delaware (State or other jurisdiction of incorporation or organization)	77-0216135 (I.R.S. Employer Identification No.)

2 Huntington Quadrangle Suite 2S01 Melville, New York (Address of principal executive offices)	11747 (Zip Code)

2013 Outside Directors Equity Compensation Plan
(Full title of the plan)

Gary Quinn
President and Chief Executive Officer
FalconStor Software, Inc.
2 Huntington Quadrangle
Suite 2S01
Melville, New York 11747
(Name and address of agent for service)

631-777-5188
(Telephone number, including area code, of agent for service)

With a copy to:
Steven Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 E. 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Amount to be registered(1)	Proposed Maximum offering price per share		Proposed Maximum Aggregate Offering Price		Amount of Registration fee
Common Stock, par value $0.001 per share: restricted shares issued and outstanding under the 2013 Outside Directors Equity Compensation Plan	50,000	$1.48	(2)	$74,000	(2)	$9.54
Common Stock, par value $0.001 per share: shares reserved for future issuance under the 2013 Outside Directors Equity Compensation Plan	350,000	$1.48	(2)	$518,000	(2)	$66.72
TOTAL	400,000			$592,000		$76.26

(1)
Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the “Securities Act”) this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plans described herein.  There are also registered hereby such indeterminate number of shares of Common Stock, $0.001 par value (the “Common Stock”) as may become issuable by reason of the operation of the anti-dilution provisions of the FalconStor Software, Inc. (the “Company”) 2013 Outside Directors Equity Compensation Plan (the “2013 Plan”).

(2)
With respect to the restricted shares of Common Stock and the remaining shares available for issuance under the 2013 Plan, pursuant to Rule 457(h) under the Securities Act of 1933, as amended (the “Securities Act”), the offering price per share, solely for the purpose of determining the registration fee, is equal to the average trading price of the Company’s Common Stock as reported on the Nasdaq Global Market on November 1, 2013 of $1.48 per share.

(ii)

EXPLANATORY NOTE

The Company has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act, to register 400,000 shares of Common Stock, $0.001 par value per share, of the Company issuable or issued pursuant to the 2013 Plan. The Company previously registered 400,000 and 1,220,000 shares (Registration No. 333-175175) under the Company’s 2010 Outside Directors Equity Compensation Plan (the “2010 Plan”), and the James P. McNeil Stand-Alone Stock Option Agreement, 1,500,000 shares (Registration No. 333-139032) under the Company’s 2006 Plan, 8,662,296 shares (Registration No. 333-69834) and 2,000,000 shares (Registration No. 333-103925) under the Company’s 2000 Stock Option Plan (the “2000 Plan”), an aggregate of 3,800,000 shares (Registration No. 333-125126) under the 2000 Plan and the Company’s 2004 Outside Directors Stock Option Plan (the “2004 Plan”) and an aggregate of 18,600,000 shares (Registration No. 333-145475) under the Company’s 2006 Plan and 2007 Plan. Pursuant to General Instruction E to Form S-8, the contents of the prior registration statements relating to the 2000 Plan, the 2004 Plan, the 2006 Plan, the 2007 Plan, the 2010 Plan and all periodic reports that the Company filed after such Registration Statements to maintain current information about the Company are hereby incorporated by reference.

This Form S-8 includes a Reoffer Prospectus prepared in accordance with Part I of Form S-3 under the Securities Act.  The Reoffer Prospectus may be utilized for reofferings and resales of shares of Common Stock acquired pursuant to the (i) 2000 Plan, (ii) the 2004 Plan, (iii) the 2006 Plan, (iv) the 2007 Plan, (v) the Company’s 1994 Outside Directors Stock Option Plan, (vi) the 2010 Plan, and (vii) the 2013 Plan, the shares of which were previously registered.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information

The documents containing the information concerning the Plans required by Item 1 of this Registration Statement on Form S-8, and the statement of availability of registrant information, employee benefit plan annual reports and other information required by Item 2 of Form S-8, will be sent or given to persons eligible to participate in the Plans as specified by Rule 428(b)(1) under the Securities Act. We will maintain a file of such documents in accordance with the provisions of Rule 428 and, upon request, shall furnish to the Commission or its staff a copy or copies of documents included in such file. Pursuant to the instructions to Form S-8, these documents are not required to be and are not being filed either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute part of a prospectus that meets the requirements of Section 10(a) of the Securities Act.

(iii)

Item 2.	Registrant Information and Employee Plan Annual Information

Any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and the other documents required to be delivered to employees pursuant to Rule 428(b) will be available without charge to participants in the Plans upon written or oral request by contacting:

FalconStor Software, Inc.
2 Huntington Quadrangle
Suite 2S01
Melville, New York 11747
Attention: Chief Financial Officer
(631) 777-5188

(iv)

PROSPECTUS

1,652,500  SHARES

FALCONSTOR SOFTWARE, INC.

Common Stock ($0.001 par value)

This prospectus relates to the reoffer and resale by certain selling stockholders of shares of FalconStor Software, Inc. (“FalconStor,” the “Company,” “we,” “our,” or “us”) that may be issued by us to the selling stockholders upon the exercise of stock options granted under our 2000 Stock Option Plan, our 2004 Outside Directors Stock Option Plan, our 2006 Incentive Stock Plan, our 2007 Outside Directors Equity Compensation Plan, our 1994 Outside Directors Stock Option Plan, our 2010 Outside Directors Equity Compensation Plan, and our 2013 Outside Directors Equity Compensation Plan. In addition, this Prospectus relates to shares of restricted stock held by the selling stockholders and which were issued under our 2010 Outside Directors Equity Compensation Plan and our 2013 Outside Directors Equity Compensation Plan.  We previously registered the offer and sale of the shares to the selling stockholders. This Prospectus also relates to certain underlying options and shares of restricted stock that have not as of this date been granted.  If and when such options or shares of restricted stock are granted to persons required to use the prospectus to reoffer and resell the shares underlying such options or the shares of restricted stock, we will distribute a prospectus supplement. The shares are being reoffered and resold for the account of the selling stockholders and we will not receive any of the proceeds from the resale of the shares.

The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the Nasdaq Global Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See “Plan of Distribution.” We will bear all expenses in connection with the preparation of this prospectus.

Our Common Stock is listed on the Nasdaq Global Market. On November 6, 2013, the closing price for the Common Stock, as reported by the Nasdaq Global Market, was $1.66.

This investment involves risk. See “Risk Factors” beginning at page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  THEY HAVE NOT MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 7, 2013.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-8 with the SEC for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. You may also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Reports, proxy statements and other information concerning us can also be inspected at the Nasdaq Global Market Operations, 1735 K Street, N.W., Washington, D.C. 20006. You may also find recent documents we filed on our website at www.falconstor.com.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the sale of all the shares of Common Stock that are part of this offering. The documents we are incorporating by reference are as follows:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2012;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013;

(3)	Our Proxy Statement on Schedule 14a for the 2013 Annual Meeting of Stockholders;

(4)	Our Current Reports on Form 8-K filed with the SEC on January 10, 2013, April 9, 2013, July 5, 2013, July 24, 2013, September 6, 2013 and September 17, 2013; and

(5)
The description of our common stock contained in our registration statement on Form 8-A declared effective by the SEC on June 28, 1994, including any amendments or reports filed for the purpose of updating that description.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents, provided, however, that the Registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated on deemed to be incorporated by reference herein, modifies on supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus may be obtained from us without charge and will be provided to each person, including any beneficial owner, to whom a prospectus is delivered. You may obtain a copy of the documents at no cost by submitting an oral or written request to:

FalconStor Software, Inc.
2 Huntington Quadrangle
Suite 2S01
Melville, New York  11747
Attention: Chief Financial Officer
(631) 777-5188

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC.  You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement.  We have not authorized anyone else to provide you with different information.  The Selling Stockholders will not make an offer of these shares in any state where the offer is not permitted.  You should not assume that the information in this prospectus or any supplement is accurate as of any other date than the date on the front of those documents.

RISK FACTORS

We are affected by risks specific to us as well as factors that affect all businesses operating in a global market. The significant factors known to us that could materially adversely affect our business, financial condition, or operating results are set forth below.

We are operating under a Deferred Prosecution Agreement with the United States Attorney’s Office.  If we violate its terms, we could be subject to criminal prosecution, which would have a negative impact on the Company.

On June 27, 2012, we entered into a Deferred Prosecution Agreement (“DPA”) with the United States Attorney’s Office for the Eastern District of New York (“USAO”).  In conjunction with the DPA, a Criminal Complaint was filed against the Company. The USAO agreed, as part of the DPA, to defer prosecution of that complaint for eighteen months.  If we comply fully with the DPA, the charges will be dismissed at the conclusion of the eighteen month period.  Among other things, the DPA requires us to continue to comply with various control changes we had made in response to the discovery that improper payments had been made to one customer by three former employees.  The DPA also mandates that we do not commit any criminal acts.  If we fail to comply with the DPA, the USAO has the right to prosecute the complaint and to file additional charges if we have committed any new criminal acts.  While we expect to be in compliance with the DPA, a prosecution of the Company would have a severe negative impact on the long term viability of the Company.

We are among the defendants in a class action lawsuit by stockholders. While a settlement has been preliminarily approved by the court, we cannot predict the timing or the outcome of these actions, or, if the settlement is not approved, whether we have adequate insurance to cover our costs and any damages.

We are defendants in a class action lawsuit brought by Company shareholders (the “Class Action”).  The other defendants are James Weber, our former CFO and Vice President for Operations, and the estate of ReiJane Huai.  Mr. Huai was our former Chairman, President and CEO.

The Class Action complaint alleges that the defendants defrauded shareholders by falsely certifying in our SEC filings that they had disclosed any fraud, whether or not material, that involved management or other employees who had a significant role in the registrant’s internal control over financial reporting.  The Class Action complaint alleges that the defendants were in fact aware of fraud.

In January, 2013, the parties to the Class Action reached an agreement in principle to settle the Class Action.  Pursuant to a Memorandum of Understanding signed by counsel for the class plaintiffs and by counsel for all defendants, the Company will pay $5.0 million to settle the Class Action. This amount includes damages, plaintiffs’ attorneys’ fees, and costs of administration of the settlement. The Company expects to pay this settlement with cash on hand. A stipulation of settlement and a joint motion for preliminary approval of the settlement were submitted to the court and the court has granted preliminary approval to the settlement. Final settlement of the Class Action is subject to certain conditions and approval by the court.  We cannot predict if or when the court might approve the settlement.

Certain of the defendants may be entitled to indemnification by the Company under the laws of Delaware and/or our by-laws.

We have insurance policies to cover this type of claim against us.   Due to the particular facts and circumstances underlying the claims in the Class Action, we reached agreements with the insurance carriers who provide our first two layers of our coverage that gave us less than the face amount of the insurance. If the settlement is approved by the court, we expect that we will not need to seek coverage under the additional layers of our insurance.  However, if the settlement is not approved, there can be no assurance that the recovery we make on the remainder of our insurance will be adequate to cover the costs of our defense or settlement of the Class Action, or any damages that might ultimately be awarded against us or anyone to whom we might owe indemnification if the settlement is not approved by the court.  Our insurers may deny coverage under the policies. If our insurance recovery is not adequate to cover the costs of defense, settlement, damages and/or indemnification, or our insurers deny coverage, the amounts to be paid by the Company could have a significant negative impact on our financial results, our cash flows and our cash balances.

The Deferred Prosecution Agreement and the facts detailed therein could damage our reputation and harm our ability to compete for customers.

The market for network storage solutions is highly competitive. The fact that we are operating under a Deferred Prosecution Agreement, the facts detailed therein regarding improper payments to one customer by three former employees, and the filing of a criminal complaint have damaged our reputation and harmed our ability to compete for customers. We are aware that some of our competitors have used these facts in attempts to dissuade potential customers from doing business with us and we believe some of our competitors will continue to do so in the future. When potential customers choose not to buy our products or services, or not to license our software, it has a negative impact on our business.

We have undertaken a restructuring to cut our expenses and to better align our expenses with our business.  There can be no assurance that we have made enough cuts or the right cuts.

In the third quarter of 2013, we began an effort to reduce our expenses significantly in an attempt to help return the Company to profitability.  Among the actions we have taken are:  A reduction in personnel of 30% (which will be completed in fourth quarter of 2013); closing offices in geographic locations where our expenses have continued to outpace our revenues; and reducing other expenditures.  There can be no guarantee that we have reduced our expenses enough to return the Company to profitability or that the cuts we have made are the right cuts for our business going forward.

We have an agreement with Violin Memory for the licensing and the development of software in return for $12 million.  If we do not develop the software, we will not receive the money and we could be short on capital in the future.

In July, 2013, we signed an agreement with Violin Memory under which Violin will pay us $12 million for licenses to certain of our software and for further development of that software.  We have received the first $6 million under that agreement.  Receipt of the additional $6 million is broken into several payments and is contingent upon our successful development of future versions of the software within a designated time period.  If we are unable to develop the software, we will not receive the additional payments and we could be short on capital in the future.  In addition, certain provisions of the Violin agreement could require us to return some or all of the money that we have already received.

We continue to have turnover in our senior management.

On June 28, 2013, James P. McNiel voluntarily resigned his positions as President and Chief Executive Officer of the Company.  Gary Quinn has been named President and Chief Executive Officer.

In addition to Mr. McNiel’s resignation, since September 29, 2010, we have accepted the resignations of our prior CEO; two CFOs; our CTO; two VPs of Sales for North America; two VPs of Sales and General Manager for Europe, the Middle East and Africa; our VP of Sales and General Manager of Asia-Pacific; our VP of Global Support; and our VP of Marketing.

We have filled these positions with highly qualified individuals with extensive storage and software company experience. However, there can be no guarantee that the new senior management will be able to get up to speed and successfully manage the Company. In addition, with the exception of Gary Quinn, we have no employment agreements with any of our senior management and there can be no assurance that we will be able to retain any or all of the members of the senior management team.

Our revenues from certain key customers have been declining and there is no guarantee that we will be able to replace it.

From 2005 to 2010, revenue from EMC accounted for 10% or more of our annual revenue.  For 2012 and 2011, revenue from EMC was less than 10% of our annual revenues and we do not expect that revenue from EMC will be 10% or more of our total revenue at any point in the future.

We are attempting to replace the revenue we formerly received from EMC with revenue from other partners and from our FalconStor-branded solutions, but there is no guarantee that we will be successful in these attempts.

A significant portion of our receivables is concentrated with one customer.

As of September 30, 2013, December 31, 2012 and December 31, 2011, Hitachi Data Systems’ accounts receivable balance was 12%, 20% and 11%, respectively, of our gross accounts receivable balance. We currently have no reason to expect that Hitachi Data Systems will fail to pay the amounts invoiced, nor do we have any history of non-payment with Hitachi Data Systems, but the concentration of this receivable means that any failure by Hitachi Data Systems to pay us all or a significant portion of this receivable would have a material impact on us.

Our increased emphasis on sales of turn-key appliances may not be successful and exposes us to supply, inventory and support risks.

We now emphasize sales of turn-key appliances.  These appliances consist of our branded software loaded onto industry standard hardware. The hardware, while purchased from third parties, is FalconStor branded. There can be no guarantee that we will be more successful selling these appliances than we have been selling software-only solutions.

In addition, the increased emphasis on appliances creates the following additional risks:

•
Supply.  We are dependent on third parties for the supply of the hardware. If we cannot obtain adequate supplies of the hardware, we could lose sales and revenues. If our hardware suppliers discontinue certain models, our sales could be disrupted while we find and certify replacement models. If customer orders exceed our expectations, we may not be able to deliver all of the appliances to meet those orders in a particular quarter.

•
Inventory.  In order to mitigate supply issues, we maintain an inventory of appliances. We spend money on this inventory in advance of customer orders. This is money that could have been used for other purposes or that could have been invested. If the inventory is inadequate, we may lose sales or not be able to fulfill orders in a particular quarter. If the inventory is excessive, we could end up with obsolete hardware for which we have paid and for which we are unable to find buyers, leaving us with a loss.

•
Support.  While our suppliers are responsible for providing us with support for their hardware, our customers look to us for support of the entire appliance. We are responsible for coordinating all support for the appliance, whether the problem relates to the software or to the hardware. This increases the burden on our support group and may require us to hire additional support personnel.

We are highly dependent on one third party for the supply of hardware.  Changes made by this third party could impact our ability to sell our bundled solutions.

We install our software on industry-standard hardware.  We purchase nearly all of that hardware from Dell.  We test our software with the Dell hardware to make sure that the software runs smoothly.  From time to time, Dell makes modifications to the hardware or stops offering certain hardware models.  In those instances, we need to recertify that our software operates properly on the revised or new hardware.  This testing takes time.  If it is discovered that we need to modify our software to operate properly with the revised or new hardware, we need time to make the changes and to certify that the software runs smoothly.  These delays can impact our ability to ship our products in a timely manner and could negatively impact our results.

We are highly dependent on one third party for the supply of hardware and this third party may be dependent on others for components. Any disruption in the supply chain could impact our ability to ship our products.

We install our software on industry-standard hardware.  We purchase nearly all of that hardware from Dell.  The Dell hardware contains many components.  Should Dell experience disruption in its supply chain, Dell might not be able to provide us with enough hardware to meet our needs.  For example, in 2011, flooding in Thailand caused significant disruptions in the worldwide supply of hard disk drives.  We were warned by Dell that this could result in the rationing of Dell hardware.  Fortunately, Dell was able to meet all of our requirements.  But there can be no guarantee that a similar disruption in the supply chain will not impact our ability to source all of the hardware we require.  If we are unable to acquire the necessary hardware, our revenues will be impacted negatively.

Our margins have been and will continue to be impacted by our emphasis on FalconStor branded appliances and the decrease in our OEM sales.

The shift in emphasis from sales of software licenses to sales of turn-key appliances has hurt our profit margins.

Once software is developed, the cost of licensing each individual copy of the software is lower than the cost of selling an appliance. In addition to the costs associated with licensing software, with sales of turn-key appliances we incur the cost of the hardware itself. Margins on hardware sales are typically quite small, so the overall margin on the sale of an appliance is lower than the sale of a license to stand-alone software.

Software license sales to OEMs typically have the highest margins, because no salespeople are compensated, support costs are typically lower, and marketing expenses are minimal. Sales of FalconStor-branded appliances and software require us to compensate salespeople, to provide customer support and to market the products, all of which reduce our profit margins.

We have had seventeen consecutive quarters of losses and there is no guarantee that we will return to profitability.

We have incurred losses in each of the last seventeen quarters. While we have taken steps to try reduce or eliminate the losses – such as reducing headcount and other expenses and trying to replace lost OEM sales with sales of FalconStor-branded products – there is no guarantee that we will be successful and return to profitability. As of September 30, 2013, we had approximately $29.5 million in cash, cash equivalents and marketable securities. If our losses continue we will deplete our available cash and we may not be able to continue to fund effective sales and marketing or research and development activities on which we are dependent.

Due to the uncertain and shifting development of the data protection and network storage software markets and our reliance on our partners, we may have difficulty accurately predicting revenue for future periods and appropriately budgeting for expenses.

The rapidly evolving nature of the data protection and network storage software markets in which we sell our products, the degrees of effort and success of our partners’ sales and marketing efforts, and other factors that are beyond our control, reduce our ability to accurately forecast our quarterly and annual revenue. However, we must use our forecasted revenue to establish our expense budget. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenue. As a result, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenue.

If we are unable to develop and manufacture new products that achieve acceptance in the data protection and the network storage software markets, our operating results may suffer.

The data protection and the network storage software markets continue to evolve and as a result there is continuing demand for new products. Accordingly, we may need to develop and manufacture new products that address additional data protection or network storage software market segments and emerging technologies to remain competitive in the data storage software industry. We are uncertain whether we will successfully qualify new data protection or network storage software products with our customers by meeting customer performance and quality specifications. Any failure to address additional market segments could harm our business, financial condition and operating results.

Our next generation products have been delayed, and there can be no guarantee that we will be able to release them in a timely manner.

We now intend to release our next generation products in stages over the next eighteen months.  It is possible that the development schedule could be delayed again or that we will not be able to develop certain features.  Because our customers expect continuous improvements and innovations, any additional delays in the release of new products could have a material negative impact on our results.

Our products must conform to industry standards in order to be accepted by customers in our markets.

Our current products are only one part of a storage system. All components of these systems must comply with the same industry standards in order to operate together efficiently. We depend on companies that provide other components of these systems to conform to industry standards. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by OEM customers or end users. If other providers of components do not support the same industry standards as we do, or if competing standards emerge, our products may not achieve market acceptance, which would adversely affect our business.

Our products may have errors or defects that could result in reduced demand for our products or costly litigation.

Our solutions are complex and are designed to be deployed in large and complex networks. Many of our customers have unique infrastructures, which may require additional professional services in order for our software to work within their infrastructures. Because our products are critical to the networks of our customers, any significant interruption in their service as a result of defects in our product could result in damage to our customers. These problems could cause us to incur significant service and engineering costs, divert engineering personnel from product development efforts and significantly impair our ability to maintain existing customer relationships and attract new customers. In addition, a product liability claim, whether successful or not, would likely be time consuming and expensive to resolve and would divert management time and attention. Further, if we are unable to fix the errors or other problems that may be identified in full deployment, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.

Our other products may also contain errors or defects. If we are unable to fix the errors or other problems that may be discovered, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.

Failure of storage appliances to integrate smoothly with end user systems could impact demand for the appliances.

We offer our software on a stand-alone basis and as part of an appliance in which we install our software onto third party hardware. In addition, we have entered into agreements with resellers and OEM partners to develop storage appliances that combine VTL, CDP, NSS or FDS functionality with third party hardware to create single purpose turnkey solutions that are designed to be easy to deploy. If the storage appliances are not easy to deploy or do not integrate smoothly with end user systems, the basic premise behind the appliances will not be met and sales would suffer.

Issues with the hardware on which our software products are installed could increase our support costs and result in lower sales of our products.

We deliver some of our products, both through our resellers and directly to end-users, installed on third party hardware. If the hardware does not function properly, our support costs will go up. We will have to arrange or pay for the repair or replacement of the broken hardware and we may have to increase the size of our support operations. Hardware reliability issues could also cause resellers and end-users to refuse to make purchases from us, even if our software products function properly.

We rely on our resellers and our OEM customers for most of our sales.

The vast majority of our sales come from sales to end users of our products by our resellers and by our OEM customers. These resellers and OEM customers have limited resources and sales forces and sell many different products, both in the data protection and the network storage software markets and in other markets. The resellers and OEM customers may choose to focus their sales efforts on other products in the data protection and the network storage software markets or other markets. The OEM customers might also choose not to continue to develop or to market products which include our products. This would likely result in lower revenues to us and would impede our ability to grow our business.

The failure of our resellers to sell our products effectively could have a material adverse effect on our revenues and results of operations.

We rely significantly on our value-added resellers, direct market resellers, systems integrators and corporate resellers, which we collectively refer to as resellers, for the marketing and distribution of our software products and our services. However, our agreements with resellers are generally not exclusive, are generally renewable annually and in many cases may be terminated by either party without cause. Many of our resellers carry products that are competitive with ours. These resellers may give a higher priority to other products, including those of our competitors, or may not continue to carry our products at all. If a number of resellers were to discontinue or reduce the sales of our products, or were to promote our competitors’ products in lieu of ours, it would have a material adverse effect on our future revenues. Events or occurrences of this nature could seriously harm our sales and results of operations. In addition, we expect that a significant portion of our sales growth will depend upon our ability to identify and attract new reseller partners. The use of resellers is an integral part of our distribution network. We believe that our competitors also use reseller arrangements. Our competitors may be more successful in attracting reseller partners and could enter into exclusive relationships with resellers that make it difficult to expand our reseller network. Any failure on our part to expand our network of resellers could impair our ability to grow revenues in the future.

We must maintain our existing relationships and develop new relationships with strategic industry partners.

Part of our strategy is to partner with major third-party software and hardware vendors who integrate our products into their offerings and/or market our products to others. These strategic partners often have customer or distribution networks to which we otherwise would not have access or the development of which would take up large amounts of our time and other resources. There is intense competition to establish relationships with these strategic partners. We cannot guarantee that our current strategic partners, or those companies with whom we may partner in the future, will continue to be our partners for any period of time. If our software was to be replaced in an OEM solution by competing software, or if our software is not selected by OEMs for future solutions, it would likely result in lower revenues to us and would impede our ability to grow our business.

We rely on channel partners to sell our solutions, and disruptions to, or our failure to develop and manage our channel partners would harm our business.

Our future success is partially dependent upon establishing and maintaining successful relationships with the right channel partners. A majority of our revenue is generated by sales through our channel partners, and we expect channel sales to continue to make up the majority of our total revenue in the future. Accordingly, our revenues are largely dependent on the effective sales and lead generation activities of these channel partners.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we grow our organization. We have no minimum purchase commitments from any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may provide incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our solutions. Our channel partners may choose not to offer our solutions exclusively or at all. Establishing relationships with channel partners who have a history of selling our competitors’ products may also prove to be difficult. In addition, some of our channel partners are also competitors. Our failure to establish and maintain successful relationships with channel partners would harm our business and operating results.

The data protection and network storage software markets are highly competitive and intense competition could negatively impact our business.

The data protection and network storage software markets are intensely competitive even during periods when demand is stable. Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition and a larger installed base of customers than we have. Those competitors and other potential competitors may be able to establish or to expand network storage software offerings more quickly, adapt to new technologies and customer requirements faster, and take advantage of acquisition and other opportunities more readily.

Our competitors also may:

•	consolidate or establish strategic relationships among themselves to lower their product costs or to otherwise compete more effectively against us; or

•	bundle their products with other products to increase demand for their products.

In addition, some OEMs with whom we do business, or hope to do business, may enter the market directly and rapidly capture market share. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results may suffer.

Our ability to sell our products is highly dependent on the quality of our services offerings, and our failure to offer high quality support and professional services would have a material adverse affect on our sales of our products and results of operations.

Our services include the assessment and design of solutions to meet our customers’ data protection and storage management requirements and the efficient installation and deployment of our products based on specified business objectives. Further, once our products are deployed, our customers depend on us to resolve issues relating to our products. A high level of service is critical for the successful marketing and sale of our software. If our partners or we do not effectively install or deploy our applications, or succeed in helping our customers quickly resolve post-deployment issues, it would adversely affect our ability to sell software products to existing customers and could harm our reputation with potential customers. As a result, our failure to maintain high quality support and professional services would have a material adverse effect on our sales of our products and results of operations.

Failure to achieve anticipated growth could harm our business and operating results.

Achieving our anticipated growth will depend on a number of factors, some of which include:

•	retention of key management, marketing and technical personnel;

•	our ability to increase our customer base and to increase the sales of our products; and

•	competitive conditions in the network storage infrastructure software market.

We cannot assure you that the anticipated growth will be achieved. The failure to achieve anticipated growth could harm our business, financial condition and operating results.

Our revenues depend in part on spending by corporate customers.

The operating results of our business depend in part on the overall demand for data protection and network storage software. Because the market for our software is primarily major corporate customers, any softness in demand for data protection or network storage software may result in decreased revenues.

Our future quarterly results may fluctuate significantly, which could cause our stock price to decline.

Our previous results are not necessarily indicative of our future performance and our future quarterly results may fluctuate significantly.

Our future performance will depend on many factors, including:

•	compliance with the Deferred Prosecution Agreement with the United States Attorney’s Office and Court approval of the class action lawsuit;

•	fluctuations in the economy;

•	the timing of securing software license contracts and the delivery of software and related revenue recognition;

•	the seasonality of information technology, including network storage products, spending;

•	the average unit selling price of our products;

•	existing or new competitors introducing better products at competitive prices before we do;

•	our ability to manage successfully the complex and difficult process of qualifying our products with our customers;

•	new products or enhancements from us or our competitors;

•	our ability to release new and innovative products;

•	import or export restrictions on our proprietary technology; and

•	personnel changes.

Many of our expenses are relatively fixed and difficult to reduce or modify. As a result, the fixed nature of our expenses will magnify any adverse effect of a decrease in revenue on our operating results.

Our stock price may be volatile.

The market price of our common stock has been volatile in the past and may be volatile in the future. For example, during the past twelve months ended September 30, 2013, the closing market price of our common stock as quoted on the NASDAQ Global Market fluctuated between $0.89 and $2.82. To the extent the market price of our common stock consistently closes below $1.00 per share, we may be subject to delisting from the NASDAQ Global Market. If our common stock is delisted from the NASDAQ Global Market, it could materially impact the liquidity of our stock or our ability to raise more capital. The market price of our common stock may be significantly affected by the following factors:

•	actual or anticipated fluctuations in our operating results;

•	the impact of the Deferred Prosecution Agreement and whether we comply with the Deferred Prosecution Agreement;

•	the status of the class action and derivative lawsuits;

•	failure to meet financial estimates;

•	changes in market valuations of other technology companies, particularly those in the network storage software market;

•	the announcement of any strategic alternatives;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, strategic alternatives, joint ventures or capital commitments;

•	loss of one or more key customers;

•	the issuance of the Series A convertible preferred stock; and

•	departures of key personnel.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Our ability to forecast earnings is limited by the impact of certain accounting requirements.

The Financial Accounting Standards Board requires companies to recognize the fair value of stock options and other share-based payment compensation to employees as compensation expense in the statement of operations.  However, this expense, which we estimate based on the “Black-Scholes” model, is subject to factors beyond our control. These factors include the market price of our stock on a particular day and stock price “volatility.” These unknowns make it difficult for us to forecast accurately what the amount of share-based compensation expense will be in the future.

Our marketable securities portfolio could experience a decline in market value which could materially and adversely affect our financial results.

As of September 30, 2013, we held short-term marketable securities aggregating $5.8 million. We invest in a mixture of corporate bonds, government securities and marketable debt securities, the majority of which are high investment grade, and we limit the amount of credit exposure through diversification and investment in highly rated securities. However, investing in highly rated securities does not entirely mitigate the risk of potential declines in market value. A further deterioration in the economy, including further tightening of credit markets or significant volatility in interest rates, could cause our marketable securities to decline in value or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

The ability to predict our future effective tax rates could impact our ability to accurately forecast future earnings.

We are subject to income taxes in both the United States and the various foreign jurisdictions in which we operate. Judgment is required in determining our provision for income taxes and there are many transactions and calculations where the tax determination may be uncertain. Our future effective tax rates could be affected by changes in our (i) earnings or losses; (ii) changes in the valuation of our deferred tax assets; (iii) changes in tax laws; and (iv) other factors. Our ability to correctly predict our future effective tax rates based upon these possible changes could significantly impact our forecasted earnings.

The likelihood of a change of control in our company could be impacted by the fact that we have a significant amount of authorized but unissued preferred stock, a staggered Board of Directors and change of control agreements as well as certain provisions under Delaware law.

Our Board of Directors has the authority, without further action by our common stockholders, to issue up to an additional 1,100,000 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation restricting dividends on our common stock, dilution of the voting power of our common stock and impairing the liquidation rights of the holders of our common stock, as the Board may determine without any vote of our common stockholders.  Issuance of such preferred stock, depending upon the rights, preferences and designations thereof may have the effect of delaying, deterring or preventing a change in control. In addition, certain “anti-takeover” provisions of the Delaware General Corporation Law, among other things, may restrict the ability of our stockholders to authorize a merger, business combination or change of control. Further, we have a staggered Board of Directors and have entered into change of control agreements through either employment agreements, our 2005 Key Executive Severance Protection Plan with certain executives, or certain incentives provided to certain employees which may also have the effect of delaying, deterring or preventing a change in control.

We have a significant number of outstanding preferred stock and options, the conversion and exercise of which would dilute the then-existing stockholders’ percentage ownership of our common stock, and a smaller number of restricted shares of stock, the vesting of which will also dilute the then-existing stockholders’ percentage ownership of our common stock.

As of September 30, 2013, we had outstanding options to purchase 8,732,125 shares of our common stock, we had an aggregate of 605,600 outstanding restricted shares and outstanding Series A convertible preferred stock convertible into 8,781,516 shares of our common stock. If all of the outstanding options were exercised, the proceeds to the Company would average $4.47 per share. In addition, over the next five years up to an additional 4,390,760 shares of common stock are potentially issuable as dividends with respect to the Series A convertible preferred stock (based on an assumed dividend rate of 10% per annum).  We also had 3,830,696 shares of our common stock reserved for issuance under our stock plans with respect to options (or restricted stock or restricted stock units) that have not been granted. In addition, if, on July 1st of any calendar year in which our 2006 Incentive Stock Plan, as amended (the “2006 Plan”), is in effect, the number of shares of stock to which options, restricted shares and restricted stock units may be granted is less than five percent (5%) of the number of outstanding shares of stock, then the number of shares of stock available for issuance under the 2006 Plan shall be increased so that the number equals five percent (5%) of the shares of common stock outstanding. In no event shall the number of shares of common stock subject to the 2006 Plan in the aggregate exceed twenty million shares, subject to adjustment as provided in the 2006 Plan.

The exercise of all of the outstanding options and/or the vesting of all outstanding restricted shares and restricted stock units, the conversion of our outstanding Series A convertible preferred stock into common stock, the payment of dividends on our Series A convertible preferred stock through the issuance of common stock and/or the grant and exercise of additional options and/or the grant and vesting of restricted stock and restricted stock units would dilute the then-existing stockholders’ percentage ownership of common stock, and any sales in the public market of the common stock issuable upon such exercise could adversely affect prevailing market prices for the common stock.  Moreover, the terms upon which we would be able to obtain additional equity capital could be adversely affected because the holders of such securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided by such securities.

Our business could be materially affected as a result of a natural disaster, terrorist acts, or other catastrophic events.

While our headquarters facilities contain redundant power supplies and generators, our domestic and foreign operations, and the operations of our industry partners, remain susceptible to fire, floods, power loss, power shortages, telecommunications failures, break-ins and similar events.

Terrorist actions domestically or abroad could lead to business disruptions or to cancellations of customer orders or a general decrease in corporate spending on information technology, or could have direct impact on our marketing, administrative or financial functions and our financial condition could suffer.

In 2011, our supply of hardware components was impacted by floods in Thailand. We continually look for alternatives to help mitigate any supply chain disruptions due to natural disasters, terrorist acts or other catastrophic events. However, our failure to mitigate these supply chain disruptions could impact our ability to procure and deliver products to our customers, which could adversely impact our overall financial condition.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions including order processing, shipping, shipment tracking, billing, support center and internal information exchange.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, shipping products, billing customers, handling support calls, or communication among our offices. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our customers. Our support centers are dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

United States Government export restrictions could impede our ability to sell our software to certain end users.

Certain of our products include the ability for the end user to encrypt data. The United States, through the Bureau of Industry Security, places restrictions on the export of certain encryption technology. These restrictions may include:  the requirement to have a license to export the technology; the requirement to have software licenses approved before export is allowed; and outright bans on the licensing of certain encryption technology to particular end users or to all end users in a particular country. Certain of our products are subject to various levels of export restrictions. These export restrictions could negatively impact our business.

The international nature of our business could have an adverse affect on our operating results.

We sell our products worldwide. Accordingly, our operating results could be materially adversely affected by various factors including regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, and acts of terrorism and international conflicts.

Additional risks inherent in our international business activities generally include, among others, longer accounts receivable payment cycles, difficulties in managing international operations, decreased flexibility in matching workforce needs as compared with the U.S., and potentially adverse tax consequences. Such factors could materially adversely affect our future international sales and, consequently, our operating results.

Foreign currency fluctuations may impact our revenues.

Our licenses and services in Japan are sold in Yen. Many of our licenses and services in the Republic of Korea, Australia, Canada, and in Europe, the Middle East and Africa (“EMEA”) are sold in Won, Canadian dollars, Australian dollars, and European Monetary Units (“Euros”), respectively.

Changes in economic or political conditions globally and in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings.  Significant changes in the value of these foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition or results of operations.

Fluctuations in currencies relative to currencies in which our earnings are generated make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues, expenses and cash flows of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot be assured we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material effect on our financial condition or results of operations. Currency exchange rate fluctuations have not, in the past, resulted in a material impact on earnings. However, we may experience at times in the future an impact on earnings as a result of foreign currency exchange rate fluctuations.

Since 2009, we have utilized a program to hedge some of our foreign currency risks from time to time. The hedging program will not remove all downside risk and limits the gains we might otherwise receive from currency fluctuations. There can be no assurance that we will be able to enter into future currency hedges on terms acceptable to us.

Because we conduct operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

China is a significant market for our products. We have an OEM agreement with Huawei which has historically provided us with significant revenue. As of September 30, 2013 we have 17 employees in China. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

•	government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;

•	extensive government regulation;

•	changing governmental policies relating to tax benefits available to foreign-owned businesses;

•	the telecommunications infrastructure;

•	relatively uncertain legal system; and

•	uncertainties related to continued economic and social reform.

Any significant interruption in our China operations, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays or disruptions in our revenue and our research development operations, either of which could cause our business and operating results to suffer.

If we are unable to protect our intellectual property, our business will suffer.

Our success is dependent upon our proprietary technology. We have 21 patents issued, and we have multiple pending patent applications, numerous trademarks registered and multiple pending trademark applications related to our products. We cannot predict whether we will receive patents for our pending or future patent applications, and any patents that we own or that are issued to us may be invalidated, circumvented or challenged. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

We also rely on trade secret, copyright and trademark laws, as well as the confidentiality and other restrictions contained in our respective sales contracts and confidentiality agreements to protect our proprietary rights. These legal protections afford only limited protection.

Our efforts to protect our intellectual property may cause us to become involved in costly and lengthy litigation, which could seriously harm our business.

In recent years, there has been significant litigation in the United States involving patents, trademarks and other intellectual property rights.

We were already subject to one action, which alleged that our technology infringed on patents held by a third party. While we settled this litigation, the fees and expenses of the litigation as well as the litigation settlement were expensive and the litigation diverted management’s time and attention. Any additional litigation, regardless of its outcome, would likely be time consuming and expensive to resolve and would divert management’s time and attention and might subject us to significant liability for damages or invalidate our intellectual property rights. Any potential intellectual property litigation against us could force us to take specific actions, including:

•	cease selling our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology or trademark, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use infringing intellectual property or cease to use an infringing product or trademark.

Developments limiting the availability of Open Source software could impact our ability to deliver products and could subject us to costly litigation.

Many of our products are designed to include software or other intellectual property licensed from third parties, including “Open Source” software. At least one intellectual property rights holder has alleged that it holds the rights to software traditionally viewed as Open Source. In addition, United States courts have not interpreted the terms of many open source licenses, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our appliances. We could be required to seek licenses from third parties in order to continue offering our software, to re-engineer our software, to discontinue the sale of our software in the event re-engineering cannot be accomplished on a timely basis or to litigate any disputes relating to our use of open source software, any of which could harm our business. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

The loss of any of our key personnel could harm our business.

Our success depends upon the continued contributions of our key employees, many of whom would be extremely difficult to replace. We do not have key person life insurance on any of our personnel. Worldwide competition for skilled employees in the network storage software industry is extremely intense. If we are unable to retain existing employees or to hire and integrate new employees, our business, financial condition and operating results could suffer. In addition, companies whose employees accept positions with competitors often claim that the competitors have engaged in unfair hiring practices. We may be the subject of such claims in the future as we seek to hire qualified personnel and could incur substantial costs defending ourselves against those claims.

We may not successfully integrate the products, technologies or businesses from, or realize the intended benefits of acquisitions.

We have made, and may continue to make, acquisitions of other companies or their assets. Integration of the acquired products, technologies and businesses, could divert management’s time and resources though we have no agreements, commitments or understanding with respect to any acquisition. Further, we may not be able to properly integrate the acquired products, technologies or businesses, with our existing products and operations, train, retain and motivate personnel from the acquired businesses, or combine potentially different corporate cultures. If we are unable to fully integrate the acquired products, technologies or businesses, or train, retain and motivate personnel from the acquired businesses, we may not receive the intended benefits of the acquisitions, which could harm our business, operating results and financial condition.

If actual results or events differ materially from our estimates and assumptions, our reported financial condition and results of operations for future periods could be materially affected.

The preparation of consolidated financial statements and related disclosure in accordance with generally accepted accounting principles requires management to establish policies that contain estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Note 1 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 describes the significant accounting policies and estimates essential to preparing our financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures.  We base our estimates on historical experience and assumptions that we believe to be reasonable under the circumstances. Actual future results may differ materially from these estimates. We evaluate, on an ongoing basis, our estimates and assumptions.

Character of Investments

Our present and future equity investments may never appreciate in value, and are subject to normal risks associated with equity investments in businesses. These investments may involve technology risks as well as commercialization risks and market risks. As a result, we may be required to write down some or all of these investments in the future.

Unknown Factors

Additional risks and uncertainties of which we are unaware or which currently we deem immaterial also may become important factors that affect us.

Risks Related to Investment by the Holders of Series A Convertible Preferred Stock

Our agreements with the holders of the Series A convertible preferred stock contain covenants that could limit our ability to obtain financing using our equity.  In addition, if we engage in future financings, we may have to use the proceeds to redeem the preferred stock held by such holders.  This could cause us to have difficulty in obtaining capital necessary to run our business.

Our agreements with the holders of the Series A convertible preferred stock give such holders veto power over certain future financings, and give such holders certain rights to participate in any subsequent financing, whether through debt or equity (subject to certain exclusions).  These participation rights could discourage a potential investor or a potential lender from making financing available to us on favorable terms.  Because of these covenants, if we determine that we are in need of additional capital, we might not be able to obtain it.  In addition, our agreements with the holders of the Series A convertible preferred stock provide that if, at the time of certain future debt or equity financings, the proceeds of which exceed $5 million, the holders of the Series A convertible preferred stock still have outstanding Series A convertible preferred stock, then we must offer to repurchase their Series A convertible preferred stock.  The holders of the Series A convertible preferred stock have the right to accept the offer or to retain their Series A convertible preferred stock.  If we do a financing, and the holders of the Series A convertible preferred stock elect to have their Series A convertible preferred stock repurchased, then the capital raised in excess of $5 million will go to repurchase the holders’ Series A convertible preferred stock, instead of being able to be used for our business.

Our agreements with the holders of the Series A convertible preferred stock prevent us from undertaking certain transactions or incurring certain indebtedness without such holders’ consent or unless the Series A convertible preferred stock held by such holders is repurchased.  This could hurt our ability to sell underperforming assets or lines of business or to obtain financing.

Our agreements with the holders of the Series A convertible preferred stock prevent us from undertaking certain transactions or incurring certain debt without such holders’ consent or unless the Series A convertible preferred stock held by such holders’ is repurchased.  These transactions include, but are not limited to:

•	A merger with, or the sale of substantially all of the Company’s assets or capital stock, to a third party;

•	Assumption of indebtedness in excess of 80% of the Company’s accounts receivable; and

•	The sale, license or other disposition of 10% or more of the tangible assets or capital stock of the Company.

This could limit our ability to sell off underperforming assets or business lines.  It could also prevent us from obtaining financing we may need to run or to grow our business.

The holders of the Series A convertible preferred stock are entitled to dividends on the Series A convertible preferred stock they hold.  The payment of these dividends will decrease cash that is available to us to invest in our business.  If, after one year, we do not have adequate cash to pay the dividends, the holders of the Series A convertible preferred stock may elect to receive the dividends in the form of Company common stock.  This would dilute the holdings of all other stockholders.

Our agreements with the holders of the Series A convertible preferred stock provide that such holders will receive quarterly dividends on the Series A convertible preferred stock at prime rate plus 5%, subject to a maximum dividend rate of 10%.  If, we do not have positive cash flow of $1 million in any calendar quarter (after allowance for payment of the dividends), then we can either roll over the dividends or pay the dividends in Company common stock (subject to the satisfaction of certain equity conditions).  After the first year of issuance of the Series A convertible preferred stock, the holders of the Series A convertible preferred stock have the right to convert the accrued but unpaid dividends into Company common stock.  The payment of the dividends will reduce the cash that we have available to invest in our business. If any dividends are paid in common stock, this will dilute the holdings of all other stockholders.  There can be no assurance that we will have enough cash to pay the dividends in cash.

If we breach various provisions of our agreements with the holders of the Series A convertible preferred stock, such holders may be entitled to demand redemption of the preferred stock and to gain majority control of our Board of Directors.  This would decrease the capital available for our business and give the holders of the Series A convertible preferred stock control of the Company.  There can be no assurance that we will not breach the relevant provisions or that if we do breach the provisions, that we will be able to redeem the preferred stock.

Our agreements with the holders of the Series A convertible preferred stock provide that if we breach certain provisions of the agreements, a “Breach Event” will have occurred.  If a Breach Event were to occur, the holders of the Series A convertible preferred stock would be entitled to demand the redemption of any outstanding Series A convertible preferred stock that they hold.  If we did not have the cash necessary to redeem the Series A convertible preferred stock, the dividends accruing on any outstanding Series A convertible preferred stock would increase to prime plus 10% (from prime plus 5%).  For each six months that the Series A convertible preferred stock remained unredeemed, the dividend rate would increase by 1%, subject to a maximum dividend rate of 19%.  Paying these increased dividends could further decrease the amount of capital we have available to run and to invest in our business.   In addition, if a Breach Event were to occur, our Board of Directors would automatically be increased, with the holders of the Series A convertible preferred stock having the right to appoint the new directors, so that the holders of the Series A convertible preferred stock would have appointed a majority of the Board of Directors.  This would give the holders of the Series A convertible preferred stock control of the Company. There can be no assurance that a Breach Event will not occur and that if a Breach Event does occur, that we will be able to redeem the Series A convertible preferred stock.

The holders of the Series A convertible preferred stock have the right to require redemption of the Series A convertible preferred stock after August 5, 2017.  If we are not able to redeem the Series A convertible preferred stock following a redemption request, the dividends on the Series A convertible preferred stock will increase.  These increased dividends could further reduce the amount of capital available for use in our business.  In addition, if we are not able to redeem the Series A convertible preferred stock then the holders of the Series A convertible preferred stock will be entitled to appoint a majority of our Board of Directors, which will give the holders of the Series A convertible preferred stock control of the Company. There can be no assurance that we will be able to redeem the Series A convertible preferred stock after August 5, 2017.

After August 5, 2017, the holders of the Series A convertible preferred stock have the right to demand redemption of any of the outstanding Series A convertible preferred stock that they still hold.  If we do not have the funds necessary to redeem the Series A convertible preferred stock, the dividends accruing on any outstanding Series A convertible preferred stock will increase to prime plus 10% (from prime plus 5%).  For each six months that the Series A convertible preferred stock remains unredeemed, the dividend rate increases by 1%, subject to a maximum dividend rate of 19%.  Paying these increased dividends could further decrease the amount of capital we have available to run and to invest in our business.  In addition, our failure to redeem the Series A convertible preferred stock would be considered a “Breach Event” under the agreements with the holders of the Series A convertible preferred stock.  If a Breach Event were to occur, then, under the agreements with the holders of our Series A convertible preferred stock, our Board of Directors would automatically be increased, with the holders of the Series A convertible preferred stock having the right to appoint the new directors, so that the holders of the Series A convertible preferred stock would have appointed a majority of the Board of Directors.  This would give the holders of the Series A convertible preferred stock control of the Company.  There can be no assurance that we will be able to redeem the Series A convertible preferred stock after August 5, 2017 should the holders of our Series A convertible preferred stock request such redemption.

THE COMPANY

The Company is the market leader in disk-based data protection.  Our mission is to transform traditional backup and disaster recovery (DR) into next-generation service-oriented data protection.  We deliver proven, comprehensive, data protection solutions that facilitate the continuous availability of business-critical data with speed, integrity, and simplicity. Our data protection solutions are built upon an award-winning platform that delivers storage virtualization, continuous data protection, WAN-optimized replication, and disaster recovery (DR) automation to meet the evolving needs of today’s data center. Our Business Continuity and Disaster Recovery products include Network Storage Server (NSS) and Continuous Data Protector (CDP).  Our Backup Optimization with Deduplication products include the industry-leading Virtual Tape Library (VTL) and File-interface Deduplication System (FDS).  From Fortune 100 enterprises to small and medium-size businesses, customers across a vast range of industries worldwide have implemented FalconStor solutions in their production IT environments in order to meet their recovery time objectives (RTO) and recovery point objectives (RPO), as well as to manage their storage infrastructures with minimal total cost of ownership (TCO) and with optimal return on investment (ROI).

FalconStor was incorporated in Delaware as Network Peripherals, Inc., in 1994.  Pursuant to a merger with FalconStor Inc., in 2001, the former business of Network Peripherals, Inc., was discontinued, and the newly renamed FalconStor Software, Inc., continued the storage software business started in 2000 by FalconStor, Inc.

FalconStor’s headquarters is located at 2 Huntington Quadrangle, Suite 2S01, Melville, NY 11747. Our telephone number is (631) 777-5188.

USE OF PROCEEDS

The shares of Common Stock offered hereby are being registered for the account of the selling stockholders identified in this prospectus. See “Selling Stockholders.”  All net proceeds from the sale of the Common Stock will go to the stockholders who offer and sell their shares.  We will not receive any part of the proceeds from such sales of Common Stock. We will, however, receive the exercise price of the options at the time of their exercise. Such proceeds will be contributed to working capital and will be used for general corporate purposes.

SELLING STOCKHOLDERS

This Prospectus relates to the reoffer and resale of shares issued or that may be issued to the selling stockholders under our 2006 Incentive Stock Plan, 2007 Outside Directors Equity Compensation Plan, 2000 Stock Option Plan, 2004 Outside Directors Stock Option Plan, 2010 Outside Directors Equity Compensation Plan, and our 2013 Outside Directors Equity Compensation Plan

The following table sets forth (i) the number of shares of Common Stock beneficially owned by each selling stockholder at October 31, 2013, (ii) the number of shares to be offered for resale by each selling stockholder (i.e., the total number of shares underlying options and Restricted Stock awards held by each selling stockholder irrespective of whether such options are presently exercisable or exercisable within sixty days of October 31, 2013), and (iii) the number and percentage of shares of our Common Stock to be held by each selling stockholder after completion of the offering.

Name	Number of shares of Common Stock Beneficially Owned at October 31, 2013 (1)	Number of Shares to be Offered for Resale (2)	Number of shares of Common Stock After Completion of the Offering (3)	Percentage of Class to be Owned After Completion of the Offering (4)

Barry Rubenstein (5)	2,735,538	70,100	2,655,538	5.69%

Eli Oxenhorn (6)	1,176,000	70,100	1,096,000	2.44%

Irwin Lieber (7)	1,890,117	70,100	1,810,117	3.93%

Steven R. Fischer (8)	145,000	100,100	0	*

Alan W. Kaufman (9)	155,000	110,100	0	*

Seth Horowitz (10)	182,800	250,000	0	*

Gary Quinn (11)	666,000	725,000	0	1.37%

Louis J. Petrucelly (12)	135,500	257,000	0	*

Martin Hale (13)	7,317,073	0	0	*
____________
*	Less than one percent

(1)
A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days after October 31, 2013 upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and that are currently exercisable (i.e., that are exercisable within 60 days from October 31, 2013) have been exercised. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(2)	Includes both vested and non-vested stock options and Restricted Stock awards.

(3)	Includes the aggregate ownership of the Company’s Common Stock assuming all of the shares of Common Stock offered for resale pursuant to their offering have been sold.

(4)	Assumes that none of the Series A convertible preferred stock has been converted into common stock.

(5)
Based upon information contained in Forms 4 and a report on Schedule 13D, as amended, filed jointly by Barry Rubenstein, Marilyn Rubenstein, Brookwood Partners, L.P. (“Brookwood”), Seneca Ventures (“Seneca”), Woodland Partners (“Woodland Partners”), Woodland Venture Fund (“Woodland Fund”), and Woodland Services Corp. (“Woodland Services”) with the SEC, and certain other information. Consists of (i) 715,900 shares of common stock held by Mr. Rubenstein, (ii) 187,900 shares of common stock held by Brookwood, (iii) 131,323 shares of common stock held by Seneca, (iv) 957,257 shares of common stock held by Woodland Partners, (v) 436,800 shares of common stock held by Woodland Venture, (vi) 100,000 shares of common stock held by the Barry Rubenstein Rollover IRA account, (vii) 35,000 shares of common stock held by the Barry Rubenstein IRA account, (viii) 100,000 shares of common stock held in a joint account by Barry Rubenstein and Marilyn Rubenstein, Mr. Rubenstein’s spouse, (ix) 50,000 shares of Common Stock held by Barry Rubenstein issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013, (x) 20,100 shares of restricted stock and (xi) 1,258 shares of common stock held by Marilyn Rubenstein. Mr. Rubenstein disclaims beneficial ownership of the securities held by Brookwood, Seneca, Woodland Partners, Woodland Fund, Woodland Services, and Mr. Rubenstein’s spouse, Marilyn Rubenstein, except to the extent of his respective equity interest therein. Mr. Rubenstein has been a Director of the Company since November 2009.

(6)
Based on information contained in Forms 3 and 4 filed by Mr. Oxenhorn and certain other information. Consists of (i) 1,015,900 shares of common stock held by Mr. Oxenhorn, (ii) 90,000 shares of Common Stock held by the Eli Oxenhorn Family Limited Partnership (the “EOFLP”), (iii) 20,100 shares of restricted stock, and (iv) 50,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013. Mr. Oxenhorn disclaims beneficial ownership of the securities held by the EOFLP, except to the extent of his respective equity interests therein. Mr. Oxenhorn has been a Director of the Company since November 2009 and Chairman of the Board since September 2010.

(7)
Based on information contained in Forms 3, 4 and 5 filed by Mr. Lieber and certain other information. Consists of (i) 1,653,017 shares of common stock held by Mr. Lieber, (ii) 3,000 shares of common stock held in a joint account by Madeline Lieber and Irwin Lieber, Mr. Lieber’s spouse, (iii) 164,000 shares of common stock held by Buckland Focus Fund (“Buckland”) which Mr. Lieber is a General Partner, (iv) 20,100 shares of restricted stock, and (v) 50,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013. Mr. Lieber disclaims beneficial ownership of the securities held by Buckland, except to the extent of his respective equity interests therein. Mr. Lieber has been a Director of the Company since November 2009.

(8)
Based on information contained in Forms 4 filed by Mr. Fischer and certain other information.  Consists of (i) 44,900 shares of common stock held by Mr. Fisher, (ii) 20,100 shares of restricted stock and (iii) 80,000 shares of common stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013. Mr. Fisher has been a Director of the Company since August 2001.

(9)
Based on information contained in Forms 4 filed by Mr. Kaufman and certain other information. Consists of (i) 44,900 shares of common stock held by Mr. Kaufman, (ii) 20,100 shares of restricted stock and (iii) 90,000 shares of common stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013. Mr. Kaufman has been a Director of the Company since May 2005.

(10)
Based on information contained in Forms 4 filed by Mr. Horowitz and certain other information. Consists of (i) 80,000 shares of common stock held by Mr. Horowitz and (ii) 102,800 shares of common stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013, 2013. Mr. Horowitz has served as Vice President, General Counsel and Secretary of the Company since January 2003.

(11)
Based on information contained in Forms 4 filed by Mr. Quinn and certain other information. Consists of (i) 100,000 shares of common stock held by Mr. Quinn, (ii) 500,000 shares of restricted stock and (iii) 66,000 shares of common stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013. Mr. Quinn has been President and Chief Executive Officer of the Company since July 23, 2013 and a Director of the Company since August 8, 2013. From June 28, 2013 to July 23, 2013, Mr. Quinn served as the Company’s Interim Chief Executive Officer. From April 8, 2013 to June 28, 2013, Mr. Quinn served as the Company’s Chief Operating Officer. From April 2012 through April 8, 2013, Mr. Quinn served as the Company’s vice president of sales and marketing for North America.

(12)
Based on information contained in Forms 3 and 4 filed by Mr. Petrucelly and certain other information. Consists of (i) 15,500 shares of common stock held by Mr. Petrucelly, and (ii) 120,000 shares of common stock issuable upon exercise of options that are currently exercisable or that will be exercisable within 60 days of October 31, 2013. Mr. Petrucelly has served as Executive Vice President and Chief Financial Officer since August 8, 2012. From May 25, 2012 to August 8, 2012, Mr. Petrucelly served as Acting Chief Financial Officer, Vice President of Finance, and Treasurer.  Prior thereto, Mr. Petrucelly was the Director of Financial Reporting of the Company from March 2007 to March 2008 and the Company’s Director of Finance from March 2008 through April 2012.

(13)
Based upon information contained in a report on Schedule 13D filed by Mr. Hale, Hale Fund Management, LLC (“Fund Management”), Hale Capital Management, LP (“Capital Management”), Hale Capital Partners, LP (“Hale Capital”), and HCP-FVA, LLC (“HCP-FVA”). Consists of 900,000 shares of Series A convertible preferred stock, which equates to 7,317,073 shares of common stock on an as-converted voting basis, held by HCP-FVA. Each of Mr. Hale, Fund Management, Capital Management and Hale Capital disclaims beneficial ownership of such shares of common stock except to the extent of his or its pecuniary interest. Mr. Hale has served as a Director of the Company since September 16, 2013.

PLAN OF DISTRIBUTION

This offering is self-underwritten; neither we nor the selling stockholders have employed an underwriter for the sale of Common Stock by the selling stockholders. We will bear all expenses in connection with the preparation of this Prospectus. The selling stockholders will bear all expenses associated with the sale of the Common Stock.

The selling stockholders may offer their shares of Common Stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

•	On any stock exchange on which the shares of Common Stock may be listed at the time of sale
•	In negotiated transactions
•	In the over-the-counter market
•	In a combination of any of the above transactions

The selling stockholders may offer their shares of Common Stock at any of the following prices:

•	Fixed prices which may be changed
•	Market prices prevailing at the time of sale
•	Prices related to such prevailing market prices
•	At negotiated prices

The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Any broker-dealer acquiring Common Stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the Nasdaq Global Market or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the Common Stock hereunder might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

The selling stockholders reserve the right to accept, and together with any agent of the selling stockholder, to reject in whole or in part any proposed purchase of the shares of Common Stock. The selling stockholders will pay any sales commissions or other seller’s compensation applicable to such transactions.

We have not registered or qualified offers and sales of shares of the Common Stock under the laws of any country, other than the United States. To comply with certain states’ securities laws, if applicable, the selling stockholders will offer and sell their shares of Common Stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of Common Stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

The selling shareholders have represented to us that any purchase or sale of shares of Common Stock by them will comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our Common Stock (a “Distribution”) from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of our Common Stock or any right to purchase our Common Stock, for a period of one business day before and after completion of his or her participation in the distribution (we refer to that time period as the “Distribution Period”).

During the Distribution Period, Rule 104 under Regulation M prohibits the selling shareholders and any other persons engaged in the Distribution from engaging in any stabilizing bid or purchasing our Common Stock except for the purpose of preventing or retarding a decline in the open market price of our Common Stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling shareholders will be reoffering and reselling our Common Stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our Common Stock.

There can be no assurance that the selling shareholders will sell any or all of the shares offered by them hereunder or otherwise.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the shares of Common Stock offered hereby have been passed upon for the Company by Olshan Frome Wolosky LLP, Park Avenue Tower, 65 E. 55th Street, New York, New York 10022.

EXPERTS

The consolidated financial statements of FalconStor Software, Inc. and its subsidiaries as of December 31, 2012, and 2011, and the related consolidated statements of operations, stockholders’ equity, comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference in this Prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC five Registration Statements on Form S-8 under the Securities Act with respect to the Shares offered hereby.  For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statements.  Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Certain Documents by Reference

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the sale of all the shares of Common Stock that are part of this offering. The documents we are incorporating by reference are as follows:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2012;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013;

(3)	Our Proxy Statement on Schedule 14a for the 2013 Annual Meeting of Stockholders;

(4)	Our Current Reports on Form 8-K filed with the SEC on January 10, 2013, April 9, 2013, July 5, 2013, July 24, 2013, September 6, 2013 and September 17, 2013; and

(5)
The description of our common stock contained in our registration statement on Form 8-A declared effective by the SEC on June 28, 1994, including any amendments or reports filed for the purpose of updating that description.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents, provided, however, that the Registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K

Item 4.	Description of Securities

Not applicable.

Item 5.	Interest of Named Experts and Counsel

None.

Item 6.	Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law (“DGCL”), the Company’s Restated Certificate of Incorporation, as amended, limits the personal liability of a director or officer to the Company for monetary damages for breach of fiduciary duty of care as a director.  Liability is not eliminated for (i) any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchase or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

Delaware Law

The Company is subject to Section 203 of the DGCL, which prevents an “interested stockholder” (defined in Section 203, generally, as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.  A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

The provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in the control of the Company.

FalconStor Software, Inc. maintains a directors and officers insurance and company reimbursement policy.  The policy insures directors and officers against unindemnified loss arising from certain wrongful acts in their capacities and reimburses FalconStor Software, Inc. for such loss for which FalconStor Software, Inc. has lawfully indemnified the directors and officers.  The policy contains various exclusions, none of which relate to the offering hereunder.  FalconStor Software, Inc. also has agreements with its directors and officers providing for the indemnification thereof under certain circumstances.

Item 7.	Exemption From Registration Claimed

Not applicable.

Item 8.	Exhibits

4.1	2013 Outside Directors Equity Compensation Plan, incorporated by reference to the Company’s Proxy Statement on Schedule 14a for the 2013 Annual Meeting of Stockholders, filed on March 29, 2013.

*5.1	Opinion of Olshan Frome Wolosky LLP as to the legality of the stock covered by this Registration Statement.

*23.1	Consent of KPMG LLP, independent registered public accounting firm.

*23.2	Consent of Olshan Frome Wolosky LLP (included in exhibit 5.1).

24.1	Powers of Attorney, included on the signature page to this Registration Statement.
____________
*	Filed herewith.

Item 9.	Undertakings.

A.           The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

(2)
That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B.           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and authorizes this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Melville, State of New York, on the 7th day of November, 2013.

FALCONSTOR SOFTWARE, INC.
(Registrant)

By:	/s/ Gary Quinn
Gary Quinn President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary Quinn and Louis J. Petrucelly his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Gary Quinn	President, Chief Executive Officer and Director (Principal Executive Officer)	November 7, 2013
Gary Quinn

/s/ Louis J. Petrucelly	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 7, 2013
Louis J. Petrucelly

/s/ Irwin Lieber	Director	November 7, 2013
Irwin Lieber

/s/ Steven R. Fischer	Director	November 7, 2013
Steven R. Fischer

/s/ Eli Oxenhorn	Chairman of the Board	November 7, 2013
Eli Oxenhorn

/s/ Barry Rubenstein	Director	November 7, 2013
Barry Rubenstein

/s/ Alan W. Kaufman	Director	November 7, 2013
Alan W. Kaufman

/s/ Martin Hale Jr.	Director	November 7, 2013
Martin Hale Jr.

EXHIBIT INDEX

4.1	2013 Outside Directors Equity Compensation Plan, incorporated by reference to the Company’s Proxy Statement on Schedule 14a for the 2013 Annual Meeting of Stockholders, filed on March 29, 2013.

*5.1	Opinion of Olshan Frome Wolosky LLP as to the legality of the stock covered by this Registration Statement.

*23.1	Consent of KPMG LLP, independent registered public accounting firm.

*23.2	Consent of Olshan Frome Wolosky LLP (included in exhibit 5.1).

24.1	Powers of Attorney, included on the signature page to this Registration Statement.
____________
*	Filed herewith.